UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: April 10, 2015

Commission File Number: 001-36028

ARDMORE SHIPPING CORPORATION

(Exact name of Registrant as specified in its charter)

Hamilton House, 10 Queen Street, Suite 102

Hamilton, HM11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of the 2015 Proxy Statement of Ardmore Shipping Corporation (the “Company”), dated April 10, 2015.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY:

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-198371) FILED WITH THE SEC ON AUGUST 26, 2014; AND

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-203205) FILED WITH THE SEC ON APRIL 2, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: April 10, 2015	By:	/s/ Anthony Gurnee
Anthony Gurnee
Chief Executive Officer (Principal Executive Officer)

Exhibit I

ARDMORE SHIPPING CORPORATION Hamilton House, 10 Queen Street, Suite 102, Hamilton, HM11 Bermuda
April 10, 2015

Dear Shareholder,

On behalf of the Board of Directors, it is my pleasure to extend to you an invitation to attend the 2015 Annual Meeting of Shareholders of Ardmore Shipping Corporation. The annual meeting will be held at:

Place:	Hamilton House
10 Queen Street, Suite 102
Hamilton, HM11
Bermuda

Date:	Thursday, May 21, 2015

Time:	11:00 a.m. Atlantic Time

The Notice of Annual Meeting and Proxy Statement describes the business to be transacted at the annual meeting and provides other information concerning Ardmore Shipping Corporation. The purposes of the annual meeting will be to:

1.	Elect three Class II directors for a term of three years; and

2.	Transact such other business as may properly come before the annual meeting.

We are furnishing proxy materials to our shareholders over the Internet. On or about April 10, 2015, we will mail to our shareholders a notice containing instructions on how to access our 2015 proxy statement and annual report via the Internet and vote online. The notice also provides instructions on how you can request a paper copy of these documents if you desire, and how you can enroll in e-delivery to receive future annual materials via email.

We know that many of our shareholders will be unable to attend the annual meeting. Proxies are solicited so that each shareholder has an opportunity to vote on all matters that are scheduled to come before the annual meeting. Whether or not you plan to attend the annual meeting, we hope that you will have your stock represented by voting online, or by completing and returning a proxy card or voting instruction card, as soon as possible. You may, of course, attend the annual meeting and vote in person even if you have previously voted online or submitted your proxy card or voting instructions.

Sincerely,

/s/ ANTHONY GURNEE
ANTHONY GURNEE
Chief Executive Officer

2015 ANNUAL MEETING OF SHAREHOLDERS

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS		1
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING		2
Q:	Why am I receiving these materials?	2
Q:	What information is contained in this proxy statement?	2
Q:	How may I obtain Ardmore’s annual report to shareholders?	2
Q:	How may I obtain Ardmore’s Annual Report on Form 20-F filed with the Securities and Exchange Commission?	2
Q:	What items of business will be voted on at the annual meeting?	2
Q:	How does the Board recommend that I vote?	2
A:	The Board recommends that you vote your shares “FOR” each of the nominees to the Board.	2
Q:	What shares can I vote?	2
Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?	3
Q:	How can I attend the annual meeting?	3
Q:	How can I vote my shares in person at the annual meeting?	3
Q:	How can I vote my shares without attending the annual meeting?	4
Q:	Can I change my vote?	4
Q:	Is my vote confidential?	4
Q:	How many shares must be present or represented to conduct business at the annual meeting?	4
Q:	How are votes counted?	4
Q:	What is the voting requirement to approve each of the proposals?	5
Q:	Is cumulative voting permitted for the election of directors?	5
Q:	What happens if additional matters are presented at the annual meeting?	5
Q:	What should I do if I receive more than one set of voting materials?	5
Q:	How may I obtain a separate set of voting materials?	5
Q:	Who will bear the cost of soliciting votes for the annual meeting?	5
Q:	Where can I find the voting results of the annual meeting?	6
Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?	6
Q:	How may I communicate with Ardmore’s Board or the non-management directors on Ardmore’s Board?	7
CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS		8
COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT		11
PROPOSALS TO BE VOTED ON		12
PROPOSAL NO. 1 ELECTION OF DIRECTORS		12
INFORMATION ABOUT THE DIRECTOR NOMINEES		13
COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT		16
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS		17
EXECUTIVE OFFICERS AND SENIOR MANAGEMENT		18
PRINCIPAL AUDITOR FEES AND SERVICES		20
REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS		21

i

ARDMORE SHIPPING CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Time and Date	Thursday, May 21, 2015 11:00 a.m. Atlantic Time

Place	Hamilton House 10 Queen, Suite 102 Hamilton HM11 Bermuda

Items of Business	(1) To elect three Class II directors to our Board of Directors for a term of three years.

(2) To transact such other business as may properly come before the annual meeting.

Adjournments and Postponements	Any action on the items of business described above may be considered at the annual meeting at the time and on the date specified above or at any time and date to which the annual meeting may be properly adjourned or postponed.

Record Date	The record date for the annual meeting is March 31, 2015. Only shareholders of record at the close of business on that date will be entitled to notice of, and to vote at, the annual meeting or any adjournment or postponement of the meeting.

Internet Availability	We are furnishing proxy materials to our shareholders over the Internet. On or about April 10, 2015, we will mail to our shareholders a notice containing instructions on how to access our 2015 proxy statement and annual report via the Internet and vote online. The notice also provides instructions on how shareholders can request a paper copy of these documents, if they desire, and how shareholders can enroll in e-delivery to receive future annual materials via email.

Voting	Your vote is very important. Whether or not you plan to attend the annual meeting, we encourage you to read the proxy statement and submit your proxy or voting instructions as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled Questions and Answers beginning on page 2 of the proxy statement and the instructions on the proxy or voting instruction card.

By Order of the Board of Directors

/s/ PAUL TIVNAN
PAUL TIVNAN
Secretary

April 10, 2015

This notice of annual meeting and proxy statement and form of proxy are being distributed on or about

April 10, 2015.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q:	Why am I receiving these materials?

A:	The Board of Directors (or Board) of Ardmore Shipping Corporation, a corporation organized in the Republic of The Marshall Islands (or Ardmore), is providing these proxy materials to you in connection with Ardmore’s Annual Meeting of Shareholders, which will take place on Thursday, May 21, 2015. As a shareholder, you are invited to attend the annual meeting and are entitled and requested to vote on the items of business described in this proxy statement.

Q:	What information is contained in this proxy statement?

A:	The information included in this proxy statement relates to the proposals to be voted on at the annual meeting, the voting process, the compensation of our directors and executive officers, and certain other information about us.

Q:	How may I obtain Ardmore’s annual report to shareholders?

A:	A copy of our annual report to shareholders is available in the Investor Relations section of our website at www.ardmoreshipping.com.

Q:	How may I obtain Ardmore’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (or SEC)?

A:	Copies of the 2014 Annual Report on Form 20-F are available under the Investor Relations section of our website at www.ardmoreshipping.com, and at the SEC’s EDGAR database on the SEC’s website at www.sec.gov. Shareholders may also request a free copy of our 2014 Annual Report on Form 20-F from:

Ardmore Shipping Corporation

Hamilton House, 10 Queen Street, Suite 102

Hamilton, HM11, Bermuda

Attention: Investor Relations

Telephone: +1 441 405 7800

Email: info@ardmoreshipping.com

We will also furnish any exhibit to the Form 20-F, if specifically requested.

Q:	What items of business will be voted on at the annual meeting?

A:	The items of business scheduled to be voted on at the annual meeting are:

•	the election of three Class II directors to our Board for a term of three years; and

•	any other business that properly comes before the annual meeting.

Q:	How does the Board recommend that I vote?

A:	The Board recommends that you vote your shares “FOR” each of the nominees to the Board.

Q:	What shares can I vote?

A:	Each share of our common stock issued and outstanding as of the close of business on March 31, 2015, the record date for the annual meeting, is entitled to be voted on all items being voted upon at the annual meeting. The record date for the annual meeting is the date used to determine both the number of shares of our common stock that are entitled to be voted at the annual meeting and the identity of the shareholders of record and beneficial owners of those shares of common stock who are entitled to vote those shares at the annual meeting. On the record date for the annual meeting, we had approximately 25,980,600 shares of common stock issued and outstanding.

You may vote all shares owned by you as of the record date for the annual meeting, including (1) shares held directly in your name as the shareholder of record, and (2) shares held for you as the beneficial owner through a broker, trustee or other nominee such as a bank.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Most of our shareholders hold their shares through a broker or other nominee rather than directly in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name with our transfer agent, Computershare, you are considered, with respect to those shares, the shareholder of record, and these proxy materials are being sent directly to you by us. As the shareholder of record, you have the right to grant your voting proxy directly to us or to vote in person at the meeting. We have enclosed or sent a proxy card for you to use.

Beneficial Owner

If your shares are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in street name and these proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you have the right to direct your broker, trustee or nominee how to vote and are also invited to attend the annual meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the meeting. Your broker, trustee or nominee should have provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares.

Q:	How can I attend the annual meeting?

A:	You are entitled to attend the annual meeting only if you were an Ardmore shareholder as of the close of business on March 31, 2015 or you hold a valid proxy for the annual meeting. You should be prepared to present photo identification for admittance. In addition, if you are a shareholder of record, your name will be verified against the list of shareholders of record on the record date prior to your being admitted to the annual meeting. If you are not a shareholder of record but hold shares through a broker or nominee (i.e., in street name), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to the record date, a copy of the voting instruction card provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide photo identification or comply with the procedures outlined above upon request, you will not be admitted to the annual meeting. The meeting is scheduled to begin promptly at 11:00 a.m. Atlantic Time.

Q:	How can I vote my shares in person at the annual meeting?

A:	Shares held in your name as the shareholder of record may be voted in person at the annual meeting. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the annual meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

Q:	How can I vote my shares without attending the annual meeting?

A:	Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a shareholder of record, you may vote by submitting a proxy. If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker, trustee or nominee.

Q:	Can I change my vote?

A:	You may change your vote at any time prior to the vote at the annual meeting. If you are the shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to our Secretary by mail received prior to your shares being voted, or by attending the annual meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, trustee or nominee, or, if you have obtained a legal proxy from your broker or nominee giving you the right to vote your shares, by attending the meeting and voting in person.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Ardmore or to third parties, except (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote and (3) to facilitate a successful proxy solicitation. Occasionally, shareholders provide written comments on their proxy card, which are then forwarded to our management.

Q:	How many shares must be present or represented to conduct business at the annual meeting?

A:	The general quorum requirement for holding the annual meeting and transacting business is that holders of at least one-third of the total voting power of all shares of Ardmore common stock entitled to vote must be present in person or represented by proxy. Abstentions are counted for the purpose of determining the presence of a quorum, but broker non-votes will not be counted for purposes of determining the presence of a quorum.

Q:	How are votes counted?

A:	In the election of directors, you may vote “FOR” all of the nominees or your vote may be “WITHHELD” with respect to one or more of the nominees. For any other item of business, you may vote “FOR,” “AGAINST” or “ABSTAIN.” If you “ABSTAIN,” the abstention has the same effect as a vote “AGAINST.”

If you provide specific instructions for a given item, your shares will be voted as you instruct on such item. If you sign your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (i.e., “FOR” all of Ardmore’s nominees to the Board, and in the discretion of the proxyholders on any other matters that properly come before the meeting.)

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute “broker non-votes.” Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Thus, broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained.

Q:	What is the voting requirement to approve each of the proposals?

A:	In the election of directors, the three persons receiving the highest number of “FOR” votes at the annual meeting will be elected. Any other proposal requires the affirmative “FOR” vote of a majority of the total voting power of those shares of common stock present in person or represented by proxy and entitled to vote on that proposal at the annual meeting.

Q:	Is cumulative voting permitted for the election of directors?

A:	No. Ardmore does not allow you to cumulate your vote in the election of directors. For all matters proposed for shareholder action at the annual meeting, each share of our common stock outstanding as of the close of business on the record date is entitled to one vote.

Q:	What happens if additional matters are presented at the annual meeting?

A:	Other than the one item of business described in this proxy statement, we are not aware of any business to be acted upon at the annual meeting. If you grant a proxy, the persons named as proxyholders, Anthony Gurnee and Paul Tivnan, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any unforeseen reason any of our nominees are not available as a candidate for director, the persons named as proxyholders will vote your proxy for such candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

Q:	What should I do if I receive more than one set of voting materials?

A:	If you request a printed set of voting materials, you may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record requesting printed voting materials and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	How may I obtain a separate set of voting materials?

A:	If you share an address with another shareholder and request a printed set of voting materials, you may receive only one set of proxy materials unless you have provided contrary instructions. If you wish to receive a separate set of proxy materials now or in the future, you may contact us to request a separate copy of these materials at:

Ardmore Shipping Corporation

Hamilton House, 10 Queen Street, Suite 102

Hamilton, HM 11, Bermuda

Attention: Investor Relations

Telephone: +1 441 405 7800

Email: info@ardmoreshipping.com

Similarly, if you share an address with another shareholder and have received multiple copies of our proxy materials, you may contact us as indicated above to request delivery of a single copy of these materials.

Q:	Who will bear the cost of soliciting votes for the annual meeting?

A:	We are making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing proxy materials and soliciting votes. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities. Upon request, we will reimburse brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy and solicitation materials to shareholders.

Q:	Where can I find the voting results of the annual meeting?

A:	We intend to announce preliminary voting results at the annual meeting and publish final results in a report on Form 6-K following the annual meeting.

Q:	What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?

A:	You may submit proposals, including director nominations, for consideration at future shareholder meetings as indicated below.

Shareholder Proposals

For a shareholder proposal to be considered for inclusion in our proxy statement for the annual meeting next year, the written proposal must be received by our Secretary at the address set forth below no later than January 22, 2016. Such proposals also will need to comply with our bylaws provisions regarding business to be brought before a shareholder meeting. Proposals should be delivered or sent by mail, addressed to:

Ardmore Shipping Corporation

Hamilton House, 10 Queen Street, Suite 102

Hamilton, HM11, Bermuda

Attention: Secretary

For a shareholder proposal that is not intended to be included in our proxy statement as described above, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of our common stock to approve that proposal, provide the information required by our bylaws and give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Secretary not less than 120 days or more than 150 days prior to the anniversary date of the immediately preceding annual general meeting.

Nomination of Director Candidates

You may propose director candidates for consideration by the Board’s Nominating and Corporate Governance Committee. Any such recommendation should include the nominee’s name and qualifications for Board membership, comply with the further requirements set forth in our bylaws provisions regarding nomination of director candidates and be sent to our Secretary at the address set forth above. Please read “Corporate Governance Principles and Board Matters — Consideration of Director Nominees” below. In addition, our bylaws permit shareholders to nominate directors for election at an annual shareholder meeting. To nominate a director, the shareholder must deliver a proxy statement and form of proxy to holders of a sufficient number of shares of our common stock to elect such nominee and provide the information required by our bylaws, as well as a statement by the nominee acknowledging that he or she consents to being nominated and will serve as a director if elected. In addition, the shareholder must give timely notice to our Secretary in accordance with the bylaws, which, in general, require that the notice be received by the Secretary within the time period described above under “Shareholder Proposals.”

Copy of Bylaws Provisions

You may contact our Secretary at the address set forth above for a copy of the relevant bylaws provisions containing the requirements for making shareholder proposals and nominating director candidates. Our bylaws are attached as Exhibit 3.2 to our Form F-1/A Registration Statement filed with the SEC on July 22, 2013, and available on the SEC’s EDGAR database on the SEC’s website at www.sec.gov.

Q:	How may I communicate with Ardmore’s Board or the non-management directors on Ardmore’s Board?

A:	You may submit any communication intended for Ardmore’s Board by directing the communication by mail or fax addressed to:

Ardmore Shipping Corporation

Hamilton House, 10 Queen Street, Suite 102

Hamilton, HM11, Bermuda

Attention: Chairman

Fax: + 1 441 292 6140

Communications that are intended specifically for non-management directors should be addressed to the Nominating and Corporate Governance Committee and sent to the above address.

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Ardmore is committed to sound corporate governance principles. These principles contribute to our business success and are essential to maintaining our integrity in the marketplace. Our Code of Ethics is available under the “Investor Relations — Corporate Governance” section of our website at www.ardmoreshipping.com.

Board Independence

The Board has determined that each of our directors, except for (i) Anthony Gurnee, our Chief Executive Officer and President, (ii) Niall McComiskey, who is a Director at Greenbriar Equity Group LLC, whose affiliates manage funds that own approximately 98.6% of GA Holdings LLC, our largest shareholder, and (iii) Reginald Jones, who is the co-founder and Managing Partner of Greenbriar Equity Group LLC, are “independent” under the rules of the New York Stock Exchange (or the NYSE), as currently in effect. One of the current directors standing for re-election at the annual meeting, Robert McIlwraith, is an independent director.

Our Audit Committee consists of two voting members and one non-voting member. The Board has determined that each voting member of the Audit Committee is “independent” under the applicable rules of the NYSE and the rules and regulations of the SEC, as currently in effect.

Board Structure and Committee Composition

We have chosen to separate the positions of Chairman of the Board and Chief Executive Officer and to have those positions occupied by different individuals, believing that the primary purpose of the Chairman of the Board and the Board is to protect shareholders’ interests by providing oversight of management and that such separation consequently promotes greater management accountability to shareholder.

As of the date of this proxy statement, the Board has seven directors and the following standing committees: (1) Audit, (2) Nominating and Corporate Governance, and (3) Compensation. The function of each of the committees is described later in this section. Each of the committees operates under a written charter adopted by the Board. All of the committee charters are available under the Investor Relations section of our website at www.ardmoreshipping.com. During 2014, the Board held six meetings. Directors attended all these board meetings. Each member of the Board committees attended all of their respective committee meetings in 2014. The membership of each of the committees for 2014, and as of the date of this proxy statement, and the number of meetings of each committee held in 2014, are as follows:

Name of Director	Audit		Compensation		Nominating and Corporate Governance
Independent Directors:
Brian Dunne	X	*			X
Albert Enste			X
Alan Robert McIlwraith	X
Peter Swift			X
Non-independent Directors:
Anthony Gurnee
Reginald Jones			X	*	X	*
Niall McComiskey	X				X
Number of Meetings in 2014	9		2		1

X = Committee member

* = Chair

Audit Committee

Our Audit Committee is composed of two voting directors who satisfy applicable NYSE and SEC audit committee independence standards and one non-voting director who does not satisfy these standards and serves on the committee pursuant to an exemption under the SEC rules. All members of the committee are financially literate and the Board has determined that Brian Dunne qualifies as an audit committee financial expert. The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our financial reporting, procedures and the adequacy of our internal accounting controls.

The report of the Audit Committee is included on page 21 of this proxy statement.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee is composed of one director who is independent under the rules of NYSE, as currently in effect, and two non-independent directors. The Nominating and Corporate Governance Committee recommends director and committee member candidates to the Board. The Committee also advises the board regarding corporate governance practices.

Compensation Committee

Our Compensation Committee is composed of two directors who are independent under the rules of NYSE, as currently in effect, and one non-independent director. The Compensation Committee oversees our equity incentive plan and recommends director and senior employee compensation.

Consideration of Director Nominees

The Nominating and Corporate Governance Committee uses a variety of methods to identify director nominees, such as professional search firms, shareholders or others. The Committee considers properly submitted shareholder nominations for Board candidates. In evaluating director nominees, the Committee considers the qualifications, skills, experience, background and knowledge of the nominees in light of the overall composition of the existing Board. For a description of the process for nominating directors in accordance with our bylaws, please read “Questions and Answers about the Proxy Materials and the Annual Meeting — What is the deadline to propose actions for consideration at next year’s annual meeting of shareholders or to nominate individuals to serve as directors?” on page 6 of this proxy statement.

Exemptions from NYSE Corporate Governance Rules

Pursuant to an exception for “foreign private issuers,” we, as a Marshall Islands company that satisfies the other requirements to qualify as a foreign private issuer, are not required to comply with certain corporate governance practices followed by U.S. companies under the NYSE listing standards. We believe that our established corporate governance practices provide adequate protection to our shareholders. In this respect, we have voluntarily adopted a number of NYSE required practices, such as (i) having a majority of independent directors and (ii) establishing a compensation committee and a nominating and corporate governance committee.

The following are the significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies listed on the NYSE:

•	U.S. issuers are required to have an audit committee, a compensation committee and a nominating and corporate governance committee, each comprised entirely of independent directors. Our audit committee currently consists of two independent directors and one non-independent director, who is a non-voting member of the committee. Our compensation committee currently consists of two independent directors and one non-independent director. Our nominating and corporate governance committee currently consists one independent director and two non-independent directors.

•	U.S. issuers are required to obtain shareholder approval prior to the adoption of equity compensation plans. Our Board approves such adoption in lieu of such shareholder approval.

•	The NYSE requires companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Compensation Philosophy

Our director and executive compensation policy aims to align the interests of our directors and management with those of our shareholders. In this regard, we have determined that it will generally be beneficial to us and to our shareholders for our directors and management to have a stake in our long-term performance. We expect to have a meaningful component of our compensation package for our directors and management consist of equity interests in Ardmore in order to provide them on an on-going basis with a meaningful percentage of ownership in Ardmore.

Equity Incentive Plan

Our directors and officers are eligible to receive awards under our equity incentive plan. The plan provides incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock and other equity-based or equity-related awards that the plan administrator determines are consistent with the purposes of the plan and the interests of Ardmore. The plan is administered by the Compensation Committee. For additional information about the plan and awards granted to certain of our officers and directors during 2014, please see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2014.

Director and Senior Management Compensation

We paid $1,654,307 in aggregate compensation to members of our senior executive officers in 2014, which includes the grant date fair value of awards granted to them in 2014 under our equity incentive plan, calculated in accordance with ASC 718 (but excluding the effect of any forfeitures). Each of our non-employee directors annually receives cash compensation in the aggregate amount of $35,000, plus an additional fee of $12,500 for each committee for which a director serves as Chairman, plus reimbursements for actual expenses incurred while acting in their capacity as a director. Our Chairman receives an additional $25,000 per year. We paid $291,575 in aggregate compensation to our directors in 2014, which includes stock-based compensation (based on the grant date fair value of awards granted to them during the year calculated in accordance with ASC 718, but excluding the effect of any forfeitures).

Each director and officer is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Ardmore’s Board of Directors currently consists of seven directors divided into three classes: Class I, Class II and Class III. The number of directors in each class is required to be as nearly equal as possible. At the 2015 annual meeting, shareholders will elect three Class II directors to serve for three-year terms until the 2018 annual meeting and until their successors are elected. The remaining four directors are divided into two Class I directors and two Class III directors, whose terms expire in 2017 and 2016, respectively. Votes may not be cast for a greater number of director nominees than three.

Information regarding the business experience of each nominee and each continuing director is provided below. There are no family relationships among our executive officers and directors.

If you sign your proxy or voting instruction card but do not give instructions for the voting of directors, your shares will be voted “FOR” the three persons recommended by the Board. If you wish to give specific instructions for the voting of directors, you may do so by indicating your instructions on your proxy or voting instruction card.

The three persons receiving the highest number of “FOR” votes represented by shares of Ardmore’s common stock, present in person or represented by proxy and entitled to be voted at the annual meeting, will be elected.

The Board expects that all of the nominees will be available to serve as directors. If for any unforeseen reason any of the Board’s nominees is not available as a candidate for director, the proxyholders, Anthony Gurnee and Paul Tivnan, will vote your proxy for such other candidate or candidates as may be nominated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

The Board recommends a vote FOR the election to the Board of each of the following nominees.

INFORMATION ABOUT THE DIRECTOR NOMINEES

Class II Directors (terms would expire in 2018)

Anthony Gurnee Director since 2013 Age 55	Mr. Gurnee has been President, Chief Executive Officer and a director of Ardmore or its predecessor since 2010. Between 2006 and 2008, he was the Chief Executive Officer of Industrial Shipping Enterprises, Inc., a containership and chemical tanker company, and Chief Operating Officer of MTM Group, an operator of chemical tankers. From 1992 to 1997, he was the Chief Financial Officer of Teekay Corporation, where he led the company’s financial restructuring and initial public offering. Mr. Gurnee began his career as a financier with Citicorp, and he served for six years as a surface line officer in the US Navy, including a tour with naval intelligence. He is a graduate of the US Naval Academy and earned an MBA at Columbia Business School, is a CFA charter holder, and a fellow of the Institute of Chartered Shipbrokers.

Niall McComiskey Director since 2013 Age 34	Mr. McComiskey has been a director of Ardmore or its predecessor since March 2011. Mr. McComiskey is also a director at Greenbriar Equity Group LLC, which he joined in 2006. Prior to joining Greenbriar, Mr. McComiskey was a Vice President at HSH Nordbank AG from 2004 to 2006, where he led many of the firm’s investment activities in the transportation sector. Previously, Mr. McComiskey worked in the Mergers & Acquisitions Group at Deutsche Bank AG. Mr. McComiskey holds a BA in economics from Yale University. He also serves as a director of Grakon International, Inc.

Alan Robert McIlwraith Director since 2013 Age 60	Mr. McIlwraith joined the Board of Directors on August 1, 2013. He has been an owner of Redwood Management Consultants since April 2011 and has served as Chairman of the Exeter Initiative for Science and Technology (ExIST) since June 2011. He has also served as Chairman of the Trustees of AmSafe Bridport Pension Scheme since 2000, has been teaching Accounting and Finance and Management Studies at INTO University of Exeter since January 2011, became a chamber member at the Exeter Chamber of Commerce and Industry in April 2013, and has served as a Trustee of Sidmouth Hospiscare since 2011. Mr. McIlwraith also served as the President of Align Aerospace France from October 2011 to August 2012 and as a Managing Director and Executive Vice President for the global aerospace and defense business Amsafe from 1998 to 2011. Prior to joining AmSafe, Mr. McIlwraith was Managing Director of MBM Technology, a subsidiary of Morgan Crucible plc, from 1992 to 1998, he worked at Rolls Royce plc as a senior development engineer from 1979 to 1984, and completed a five-year apprenticeship at the British Steel Corporation as a design draughtsman. Mr. McIlwraith earned his Bachelor’s degree in Mechanical Engineering from Cardiff University and is a Chartered Engineer and a Member of the Institution of Mechanical Engineers.

INFORMATION ABOUT DIRECTORS CONTINUING IN OFFICE

Class I Directors (terms expire in 2017)

Dr. Peter Swift Director since 2013 Age 70	Dr. Swift joined the Board of Directors on August 1, 2013. He has had a distinguished career spanning 45 years in the maritime industry, and is presently serving in non-profit and charitable directorships, including acting as the Chairman of the Maritime Piracy Humanitarian Response Programme, as a Member for both the American Bureau of Shipping and the IMO Committee of the Royal Institution of Naval Architects, and as a Director of the Maritime Industry Foundation. Dr. Swift was previously the Managing Director of INTERTANKO from 2000 to 2010 and a Director of Seascope Shipping Limited from 1999 to 2001. He was employed by Royal Dutch Shell from 1975 to 1999 in a range of commercial and technical roles. He was a visiting lecturer and Director for Marine Transport Economics at University of Michigan from 1970 to 1975, and was previously a naval architect for Swan Hunter. Dr. Swift holds a PhD in Transport Economics and an MS Engineering from University of Michigan, and a BS in Naval Architecture from University of Durham. He is a Chartered Engineer and a Fellow of the Royal Institution of Naval Architects.

Albert Enste Director since 2013 Age 56	Mr. Enste joined the Board of Directors on August 1, 2013. He currently serves as active partner and Managing Director of both Enste & American Investors Holding Gmbh and Federnfabrik Schmid AG. He also currently serves on the boards of People Guard USA and Federnfabrik Schmid AG Switzerland. Between 2006 and 2011, Mr. Enste served as the Vice President and General Manager of International Business at Electro-Motive Diesel, Inc. From 2000 to 2001, Mr. Enste headed worldwide locomotive sales as Vice President of Locomotives at DaimlerChrysler Rail Systems ADtranz and continued to hold this position as Senior Director until 2006 with Bombardier Transportation after it acquired DaimlerChrysler Rail Systems ADtranz. Mr. Enste started his career in 1985 with Siemens AG, holding various positions in its automotive and automation groups until 1999. Mr. Enste holds a Master of Engineering from the Technical University of Munich.

Class III Directors (terms expire in 2016)

Reginald Jones Director since 2013 Age 55	Mr. Jones has been the Chairman and a director of Ardmore or its predecessor since 2010. Mr. Jones is a co-founder and Managing Partner of Greenbriar Equity Group LLC. Prior to founding Greenbriar in 1999, Mr. Jones spent 13 years at Goldman, Sachs & Co., where he was a Managing Director and Group Head of global transportation investment banking. During his time there, Mr. Jones managed a number of the firm’s largest corporate clients and led the execution of significant transactions related to mergers and acquisitions, equity and debt financings, leveraged buyouts, recapitalizations, and principal investments. Prior to Goldman Sachs, he worked as a consultant at Bain & Company. Mr. Jones earned a BA from Williams College and an MBA from the Harvard Business School.

Brian Dunne Director since 2013 Age 48	Mr. Dunne has been a director of Ardmore or its predecessor since 2010. Mr. Dunne was the Chief Financial Officer of ACE Aviation Holdings Inc. (“ACE”) from 2005 until 2012 and was the President of the company in 2011 and 2012. ACE was the parent holding company of the reorganized Air Canada and a number of other entities, including Aeroplan LP (now AIMIA Inc.) and Air Canada Jazz (now Chorus Aviation Inc.) Mr. Dunne was also a director of Air Canada from its initial public offering in 2006 until 2008. Prior to joining ACE, Mr. Dunne was Chief Financial Officer and a director of Aer Lingus Group plc. He started his career at Arthur Andersen in 1987 and became a partner in 1998. Mr. Dunne is a non-executive director or Chairman of a number of private companies, including subsidiaries of Aviva plc in Ireland, Ark Life Assurance Company Limited, Aergen Aviation Limited and Rainmaker Business Technologies Limited. Mr. Dunne is a Fellow of the Institute of Chartered Accountants in Ireland and holds a Bachelor of Commerce degree and a post-graduate diploma in Professional Accounting from University College Dublin.

COMMON STOCK OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership, as of March 16, 2015 (except as otherwise noted), of our common stock by:

•	each person or entity known by us to beneficially own 5% or more of its common stock; and

•	all our current directors, executive officers and senior management as a group.

The information provided in the table is based on information filed with the SEC and information provided to us.

The number of shares beneficially owned by each person, entity, director, executive officer or other member of senior management is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of May 16, 2015 (60 days after March 16, 2015) through the exercise of any stock option or other right; however, any such share are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Beneficial Ownership Table

Name of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Shares Beneficially Owned (1)

GA Holdings LLC (2)	8,050,000	31.0%

Donald Smith & Co. Inc. (3)	2,629,027	10.1%

The Blackstone Group L.P. (4)	2,044,459	7.9%

FMR LLC (5)	1,593,687	6.1%

Signia Capital Management, LLC (6)	1,611,424	6.2%

All directors, executive officers and senior management, as a group	*	*

(1)	Based on 25,980,600 shares of common stock outstanding on March 16, 2015.
(2)	This information is based on the Schedule 13G filed with the SEC on February 14, 2014. Approximately 98.6% of the limited company interests in GA Holdings LLC are owned by private investment funds managed by affiliates of Greenbriar Equity Group, LLC. Such entities and their control persons, Joel S. Beckman, Reginald L. Jones III (an Ardmore director) and Gerald Greenwald, have shared voting and investment power with respect to shares of the company held by GA Holdings LLC.
(3)	This information is based on the Schedule 13G filed with the SEC on February 3, 2015, which indicates that the common shares are beneficially owned by Donald Smith & Co., Inc., Donald Smith Long/Short Equities Fund, L.P. and Jon Hartsel.
(4)	This information is based on the Schedule 13G filed with the SEC on February 17, 2015, which indicates that the shares are beneficially owned by The Blackstone Group L.P. and affiliates and control persons thereof, which directly or indirectly control the various entities that directly hold the shares of common stock.
(5)	This information is based on the Schedule 13G filed with the SEC on February 13, 2015, which indicates that the common shares are beneficially owned by FMR LLC, Edward C. Johnson 3d (the Chairman of FMR LLC) and Abigail Pl Johnson (the Vice Chairman, CEO and President of FMR LLC).
(6)	This information is based on the Schedule 13G filed with the SEC on February 13, 2015.
*	Less than 1% of our outstanding shares of common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

During 2014, there were no related party transactions involving Ardmore.

Two members of our board of directors, Reginald Jones and Niall McComiskey, are affiliated with our largest shareholder, GA Holdings LLC.

For more information about relationships and related transactions, please read “Item 7. Major Shareholders and Certain Relationships and Related Party Transactions” of our Annual Report on Form 20-F filed with the SEC on March 27, 2015.

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

The following table provides information about our executive officers and senior management.

Name	Age	Position
Anthony Gurnee	55	President and Chief Executive Officer
Mark Cameron	49	Executive Vice President and Chief Operating Officer
Paul Tivnan	35	Senior Vice President, Chief Financial Officer, Secretary and Treasurer
Gernot Ruppelt	33	Senior Vice President of Chartering and Business Development

Anthony Gurnee	For information on the business background of Mr. Gurnee, see “Information About the Director Nominees” above.

Mark Cameron	Mr. Cameron joined Ardmore as Executive Vice President and Chief Operating Officer in 2010 and was appointed an alternate director of Ardmore’s predecessor in June 2010. From 2008 to 2010 Mr. Cameron served as Vice President, Strategy and Planning for Teekay Marine Services, Teekay Corporation’s internal ship management function. Mr. Cameron spent 11 years at sea, rising to the rank of Chief Engineer with Safmarine and later AP Moller, including time served on board bulk carriers, salvage tugs, tankers, general cargo, reefer and container ships. Mr. Cameron has held a number of senior management roles on shore specializing in integrating acquisitions covering all facets of ship management, as well as sale and purchase, newbuilding supervision, personnel management, procurement, fleet management and technical supervision.

Paul Tivnan	Mr. Tivnan joined Ardmore as Senior Vice President, Chief Financial Officer, Secretary and Treasurer in June 2010. He was employed at Ernst & Young, most recently in its Financial Services Tax Advisory Services department from 2009 to 2010. He was also a participant in Ernst & Young’s Accelerated Leadership Program from 2008 to 2010. Mr. Tivnan holds a BA in Accounting and Finance and an MBS in Accounting from Dublin City University. He is an Associate of the Institute of Chartered Accountants of Ireland, an Associate of the Irish Taxation Institute and a member of the Institute of Chartered Shipbrokers.

Gernot Ruppelt	Mr. Ruppelt joined Ardmore in June 2013 as Director, Chartering and Business Development and was appointed to his current position as Senior Vice President in December 2014. Mr. Ruppelt brought to Ardmore 12 years of commercial experience in the maritime business. He worked as a Tanker Broker at Poten & Partners, New York, from 2008 to 2013. During his time at Poten & Partners, Gernot brokered longer-term deals for crude oil, product and chemical tankers working on behalf of ship-owners and operators, oil traders, refineries and oil companies. From 2001 to 2008 he worked for Maersk Broker and AP Moller—Maersk in Copenhagen, Singapore and Germany. As a broker at Maersk, Mr. Ruppelt concluded container ship contracts for third party business, and he also spent several years at Maersk’s liner organization, most recently as Trade Manager for their Pacific Eastbound trade. Mr. Ruppelt is a Member of the Institute of Chartered Shipbrokers in London. He also completed the two-year ‘Maersk International Shipping Education’ program and graduated from Hamburg Shipping School.

Executive Employment Agreements

We have entered into employment agreements with four of our executive officers and key employees: Anthony Gurnee, Paul Tivnan, Mark Cameron, and Gernot Ruppelt. These employment agreements became effective as of August 1, 2013 and will terminate in accordance with their terms. Pursuant to the terms of their respective employment agreements, these executive officers and key employees are prohibited from disclosing or unlawfully using any of our material confidential information. The employment agreements also include a one year non-solicitation and a one-year non-compete clause following the cessation of the employee’s employment with us.

The employment agreements require that we maintain director and officer insurance subject to which we indemnify and hold the employee harmless against all expenses, liability and loss (including reasonable and necessary attorneys’ fees, judgments, fines and amounts paid in settlement) in connection with any threatened or pending action, suit or proceeding, to which the employee is a party or is threatened to be made a party as a result of the employee’s employment with us. The indemnification provisions exclude fraud, willful misconduct or criminal activity on the employee’s behalf.

PRINCIPAL AUDITOR FEES AND SERVICES

Our principal accountants for the fiscal years 2014 and 2013 were Ernst & Young.

Audit Fees. The audit fees for the audit of each of the years ended December 31, 2014 and 2013 were $0.4 million for each year. We also incurred $0.6 million of audit fees in relation to our initial public offering in August 2013.

Audit-Related Fees. There were no audit-related fees billed by our principal accountants in 2014 and 2013.

Tax Fees. There were no tax fees billed by our principal accountants in 2014 and 2013.

Other Fees. There were no other fees billed by our principal accountants in 2014 and 2013.

The Audit Committee of the Board is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors’ independence. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2014 and 2013.

REPORT OF THE AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS

The Audit Committee, among other things, reviews our external financial reporting, engages our external auditors and oversees our financial reporting procedures and the adequacy of our internal accounting controls. The Audit Committee has the authority to obtain advice and assistance from outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties and to receive appropriate funding, as determined by the Audit Committee, from us for such advice and assistance.

Ardmore’s management has primary responsibility for preparing Ardmore’s consolidated financial statements and for Ardmore’s financial reporting process. Our independent auditors, Ernst & Young, Dublin, Ireland, are responsible for expressing an opinion on the conformity of our audited consolidated financial statements with accounting principles generally accepted in the United States.

In this context, the Audit Committee reports as follows:

1.	The Audit Committee has reviewed and discussed the audited consolidated financial statements for 2014 with Ardmore’s management.

2.	The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 16, Communications with Audit Committees, as amended or modified.

3.	The Audit Committee has received the letter and written disclosures from the independent auditors required by the Public Company Accounting Oversight Board, and has discussed the matter of independence with the independent auditors.

4.	Based on the review and discussions referred to in paragraphs (1) through (3) above, the Audit Committee has recommended to the Board, and the Board has approved, that Ardmore’s audited consolidated financial statements be included in Ardmore’s Annual Report on Form 20-F for 2014, for filing with the SEC.

The undersigned members of the Audit Committee have submitted this Report to the Board.

Brian Dunne, Chair

Alan Robert McIlwraith

Niall McComiskey